SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the three months of March 31, 2000

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]

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
                              CONDENSED CONSOLIDATED BALANCE SHEET
                                       (US $ in thousands)

                                                                     December 31,    March 31,
                                                                         1999           2000
                              ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..............................................$6,795         $9,068
     Short-term Investments..................................................9,653          5,736
     Accounts receivable....................................................24,214          22,411
     Other current assets....................................................2,565          3,276
                                                                                                -
          Total current assets                                              43,227         40,491
INVESTMENTS:
     Investment in affiliates................................................1,958          1,766
     Deferred income taxes...................................................1,338            410
     Other investment .......................................................3,797         13,764
                                                                             7,093         15,940

MINORITY INTEREST                                                               98             78

PROPERTY AND EQUIPMENT:
     Cost....................................................................7,584          6,939
     Less- accumulated depreciation..........................................2,891          2,386
                                                                             4,693          4,553

GOODWILL, net of accumulated amortization of $ 2,569 in 2000
     and $ 2,070 in 1999....................................................14,175         13,265
DEFERRED TAXES .............................................................
 OTHER ASSETS AND DEFERRED CHARGES................................             236            216
                                                                            14,411         13,481
          Total assets.....................................................$69,522        $74,543


               LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt...................................................$3,118         $2,399
     Current maturities of long-term debt....................................1,851          2,187
     Account payable-trade...................................................4,169          3,824
     Accrued expenses and other liabilities.................................15,129         18,879
          Total current liabilities.........................................24,267         27,289
DEFERRED TAXES ................................................................591            591
ACCRUED SEVERANCE PAY........................................................1,427          1,434
LONG-TERM DEBT, net of current maturities...................................14,951         12,095
          Total long-term liabilities.......................................16,969         14,120

SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized; 6,571,480 outstanding
        shares in 1999 and 1998..............................................3,564          3,565
     Additional paid-in capital.............................................19,090         19,102
     Retained earnings......................................................14,765         19,114
     Cumulative translation adjustments                                     (7,358)        (6,872)
                                                                            30,061         34,909
     Treasury stock 322,611 common shares,
     at cost, in 2000 and 1999                                              (1,775)        (1,775)
                                                                            28,286         33,134
          Total liabilities and shareholders' equity.......................$69,522        $74,543

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                                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                              (US $ in thousands, except share and per share data)

                                                                                          Three months ended
                                                                                     31 Mar 99         31 Mar 00


Revenues........................................................................          $28,646        $33,964
Cost of revenues................................................................           25,446         30,064
                                                                                  -------------------------------
Gross profit....................................................................            3,200          3,900
             Amortization of goodwill...........................................              206            588
             Selling, general and administrative expenses.......................            2,612          3,085
                                                                                  -------------------------------
Operating income ...............................................................              382            227
Interest income.................................................................              330            166
Interest expense................................................................             (330)          (359)
Exchange rate differences.......................................................              339            567
Other income (expense), net.....................................................              (32)         6,653
                                                                                  -------------------------------

Income before income taxes and equity in results of affiliates                                689          7,254
Income taxes .................................................................               (441)        (2,973)
                                                                                  -------------------------------
Income before equity in results of affiliates................................                 248          4,281
Minority Interest                                                                               7             66
Equity in results of affiliates, net............................................               28             2
                                                                                  -------------------------------
Income before cumulative effect of change in accounting principle                             283          4,349
Cumulative effect of a change in accounting principle                                        (115)             -
                                                                                  -------------------------------
Net income......................................................................              168          4,349
                                                                                  ===============================
Other comprehensive income (loss):
   Translation adjustments                                                                 (2,457)        (1,590)
   Unrealized profits on marketable securities                                                 254          2,076
                                                                                  -------------------------------
Other comprehensive income (loss)                                                          (2,203)           486
                                                                                  -------------------------------
Comprehensive income                                                                       (2,035)         4,835
                                                                                  ===============================
Earning per Common Share - basic                                                             0.03           0.70
                                                                                  ===============================
Earning per Common Share - assuming dilution                                                 0.03           0.69
                                                                                  ===============================

Weighted average of common shares
      Outstanding..............................................................         6,336,613      6,247,536
      Diluted...................................................................        6,336,613      6,275,144


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                              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                            (US $ in thousands)

                                                                                      Three months ended
                                                                                     31 Mar 99   31 Mar 00

CASH FLOWS FROM OPERATING ACTIVITIES
          Net income for the period.............................................           $168      $4,349
Adjustments to reconcile net income to net cash
             provided by operating activities:
          Depreciation and amortization........................................             375         771
          Deferred income taxes.................................................              6         680
          Increase in accrued severance pay.....................................             71          59
          loss (Gain) on sale of equipment                                                               (2)
          Realized gain on marketable securities and interest and exchange rate income
            on short-term loans and other investments                                      (454)     (6,415)
          Write off of loans
          Imputed interest income
          Exchange rate on long term borrowing                                                -         234
          Minority Interest                                                                  (7)        (66)
          Equity in results of affiliates.......................................            (28)         (2)
Changes in assets and liabilities:
          Accounts receivable...................................................            770       1,439
          Other current assets.................................................             (66)       (259)
          Accounts payable.....................................................            (212)       (262)
          Accrued expenses and other liabilities................................            714       3,596
                                                                                    ------------------------
Net cash provided by operating activities.......................................          1,337       4,122
CASH FLOWS FROM INVESTING ACTIVITIES:
          Purchase of time deposits and marketable securities..................          (2,800)       (802)
          Proceeds from sale of short-term investments..........................              -       4,584
          Short-term loans                                                                    -           -
          Collection on short-term loans                                                      -           -
          Other investments                                                                (105)     (1,325)
          Collection from sale of other investments                                           -
          Purchase of equipment.................................................           (210)       (124)
          Acquisition net of cash acquired (divestitures, net of cash sold) (a)              40         480
          Proceeds from sale of investment in affiliates.......................               -
          Investment in affiliates                                                          (30)
          Collection on long-term  receivable...................................              -
          Proceeds from sale of equipment.......................................             17          99
          Increase in other assets..............................................             (2)         11
                                                                                    ------------------------
          Net cash provided by (used in) investing activities...................         (3,090)      2,923
CASH FLOWS FROM FINANCING ACTIVITIES:
          Stock option exercise                                                                         13
          Repurchases of common stock...........................................           (201)
          Proceeds from long-term borrowings....................................            579           7
          Payments on long-term borrowings......................................           (330      (2,477)
          Increase (decrease) in net borrowings under short-term bank facilities           (942)       (796)
                                                                                    ------------------------
          Net cash provided by financing activities.............................           (894)     (3,253)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
          CASH EQUIVALENTS......................................................         (1,693)     (1,519)
                                                                                    ------------------------
Increase (decrease) in cash and cash equivalents................................         (4,340)      2,273
                                                                                    ------------------------
Balance of cash and cash equivalents at beginning of period.....................         11,273      $6,795
                                                                                    ------------------------
Balance of cash and cash equivalents at end of period...........................         $6,933      $9,068
                                                                                    ========================
                                                                                                          -

          Acquisition net of cash acquired (divestitures, net of cash sold) (a)
          Assets and liabilities of a subsidiary at date of acquisition:
                Working capital, excluding cash and cash equivalents............          4,450        (503)
                Property, equipment, investments and other assets...............            488          91
                 Long-term liabilities                                                   (5,526)          -
                 Deferred tax liabilities                                                 (1,036)          -
                                                                                    ------------------------
                                                                                         (1,624)       (412)
          Minority Interest                                                                 324         (68)
          Increase (Decrease) of other investments                                       (5,434)
          Excess of cost over fair value upon acquisition.................................6,694.............
                                                                                    ------------------------
          Cash sold and cash paid for acquisitions, net of cash acquired                    (40)       (480)
                                                                                    ========================

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                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                     (US $ in thousands)

                                                                                      Accumulated
                                        Share capital         Additional                 other
                                   Common shares   Amount     Paid in      Retained  comprehensive     Treasury      Total
                                                              capital      Earnings  income (loss)     stock

Balance at December 31, 1997.........6,569,480      3,564      19,090     11,553           (4,075)           0        30,132
Changes during 1998:
Common stock repurchased              (209,400)                                                           (1,222)       (1,222)
Comprehensive Income:
Net income...................                                                882                                         882
Other comprehensive income:
Translation adjustments...............                                                        1,830                      1,830
Unrealized losses on marketable securities..                                                   (723)                      (723)
Comprehensive Income                                                                                                     1,989
Balance at December 31, 1998.........6,360,080 $      3,564 $    19,090 $   12,435 $         (2,968)$     (1,222)$      30,899
Changes during 1999:
Common stock repurchased              (113,211)                                                             (553)         (553)
Comprehensive Income:
Net income..................                                                 2,330                                       2,330
Other comprehensive income:
Translation adjustments...............                                                       (4,262)                    (4,262)
Unrealized losses on marketable securities..                                                   (128)                      (128)
Comprehensive Income                                                                                                    (2,060)
Balance at December 31, 1999         6,246,869 $      3,564 $    19,090 $   14,765 $         (7,358)$     (1,775)$      28,286
Changes during 2000:
Stock options exercised                  2,000            1          12                                                     13
Comprehensive Income:
Net income..................                                                 4,349                                       4,349
Other comprehensive income:
Translation adjustments.....                                                                 (1,590)                    (1,590)
Unrealized profits on marketable securities                                                    2,076                      2,076
Comprehensive Income                                                                                                     4,835
Balance at March 31, 2000..          6,248,869     $  3,565     $19,102    $19,114         $ (6,872)     $(1,775)     $ 33,134

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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date :  May 12, 2000                By : /s/ Chaime Orlev
                                    Name :   Chaime Orlev
                                    Title:   Chief Financial Officer